UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date February 19, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

February 19, 2025
Medellin, Colombia

ORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The presidency of Bancolombia S.A. hereby calls the shareholders to the Ordinary General Shareholders’ Meeting, which will take place, in person, on Friday, March 14, 2025, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 No. 28-51 km 5 Vía Las Palmas, in the city of Medellín.

The proposed agenda for the meeting is as follows:

1.Verification of Quorum
2.Reading and approval of the agenda
3.Election of commission for vote count, approval, and execution of the minutes
4.Report from the Board of Directors and the CEO
5.Report of the Audit Committee
6.Non-consolidated and consolidated financial statements
7.Opinions and report of the External Auditor
8.Approval of the financial statements and management reports
9.Proposal on profit distribution and provision for social benefit
10.Election of the Financial Consumer Ombudsman for the period 2025-2027

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. To expedite entry into the meeting and the registration process, we recommend sending a scanned copy of the power of attorney to the following email address asamblea@bancolombia.com.co, no later than March 13 at 3:00 p.m

Powers of attorney may not be granted to Bancolombia employees nor to any other person directly or indirectly related to the management of Bancolombia.

Right of Inspection

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Beginning on February 21, 2025, the proposals and the information concerning the Meeting will be available at Bancolombia’s website www.grupobancolombia.com

For shareholders interested in exercising their right of inspection at the Bank’s headquarters, the documentation will be available at the following address: Carrera 48 No. 26-85, South Tower, First floor, in the city of Medellín on business days from 8:00 a.m. to 12:00 p.m., and from 2:00 p.m. to 4:00 p.m. Saturdays, Sundays and holidays are not considered business days.

The right of inspection will be granted with a prior appointment requested through electronic mail asamblea@bancolombia.com.co and the process shall comply with the internal right of inspection policy, which may be accessed on our website.

We invite our shareholders to visit the website www.grupobancolombia.com to be periodically informed about the matters regarding the General Shareholders’ Meeting.

Management of the Company confirms that all required processes and authorizations needed for the general shareholder’s meeting notice were performed or obtained.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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